FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 4, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO announces new Managing Board responsibilities October 4, 2006

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 5, 2006	By:	/s/ J. Ch. L. Kuiper

		Name:	J. Ch. L. Kuiper
		Title:	Member of the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Amsterdam, 4 October 2006

ABN AMRO announces new Managing Board responsibilities

ABN AMRO announces today additional responsibilities for a number of its Managing Board members. The new division of tasks and responsibilities follows the announcement last week of the departure of Managing Board member Dolf Collee from the bank at the end of 2006.

Mr Collee’s tasks will be divided across different board members who will assume full responsibility for these businesses from 1 January 2007. This will follow a transition period that will start in the next few weeks.

Piero Overmars will become the board member responsible for the Business Unit Europe; Wilco Jiskoot will be responsible for Private Clients; Ron Teerlink will assume responsibility for the Consumer Client Segment and Huibert Boumeester will be the board member responsible for Antonveneta.

As of 1 January 2007, the responsibilities of the Managing Board members are as follows:

Rijkman Groenink	Chairman Managing Board, Group Audit, Group Compliance & Legal, Group Human Resources

Wilco Jiskoot	BU Netherlands, BU Private Clients, BU Global Clients, BU Asset Management

Joost Kuiper	BU North America, Chairman Group Business Committee

Hugh Scott-Barrett	Chief Financial Officer, Group Finance, Investor Relations, Group Communications, Strategic Decision Support (SDS)

Huibert Boumeester	Group Risk Management, Corporate Development, Group M&A portfolio, Antonveneta

Piero Overmars	BU Asia, BU Europe, BU Global Markets, Chairman Commercial Client Segment

Ron Teerlink	BU Latin America, BU Transaction Banking, Services, EU Affairs & Market Infrastructure, Chairman Consumer Client Segment

ABN AMRO Press Relations: +31 (0)20 6288900
ABN AMRO Investor Relations: +31(0)20 6287835